FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of          December, 2002

ART Advanced Research Technologies Inc.

(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐ :

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

  Press Release dated December 12, 2002 announcing the results for the 2nd quarter ended October 31, 2002 of the fiscal year ending April 30, 2003; and

  Interim Financial Report for the three and six-month periods ended October 31, 2002.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.

(Registrant)

By: /s/ Nadia Martel

Name: Nadia Martel

Title: Vice President and General Counsel

Dated: February 20, 2003

ATTENTION: FINANCE AND ECONOMY EDITORS

Logos and photos are available on the web, at shc.ca/rp/art/

News release

For immediate publication

ART ANNOUNCES SECOND QUARTER FISCAL 2003 RESULTS

COMPLETES MAJOR GE PARTRNERSHIP AND INVESTMENT AGREEMENTS

Saint-Laurent, Canada, December 12, 2002 - ART Advanced Research Technologies Inc. (TSX: ARA), a leading developer of optical imaging technologies for the detection of disease and the study of biological phenomena in living systems, reported a net loss of US $1.9 million, or US $0.09 per share, for its second fiscal quarter ended October 31, 2002. As a development stage biomedical company, ART does not currently generate quarterly revenue.

"This was a pivotal quarter for ART", noted Micheline Bouchard, President and CEO of ART. "We concluded a major strategic alliance agreement with GE which will ensure the effective commercialization of our SoftScan system and which recognizes our leadership position in optical imaging. We also received a vote of confidence through a significant follow-on investment from OppenheimerFunds, a leading US-based biomedical investor, and Serge Huot, a former CEO and current director of ART", added Ms. Bouchard.

Quarterly Highlights

GE Medical Systems Strategic Agreement

GE Medical Systems signed a strategic agreement with ART to develop new optical molecular imaging applications and to help market, manufacture and distribute ART's SoftScan breast imaging system. Pursuant to this agreement, GE made a US$3 million equity investment in ART.

$4.5 Million Equity Investment

OppenheimerFunds and Serge Huot collectively invested US$4.5 million. This represents a follow-on commitment for both investors.

Cash Balances Reach US $11.4 Million

With the completion of the follow-on equity investment, the GE Medical partner agreement and the sale of ART's ISIS division, announced in the first quarter, ART's quarter-end pro-forma cash balances stood at US$11.4 million.

(more)

ART Diversifies Product Portfolio

Subsequent to the close of the quarter, ART introduced a prototype of its latest application of molecular imaging technology, derived from its core technology, the Small Animal Molecular Imager (SAMI) at the AAPS conference in Toronto. A potential application of the device is to monitor physiological changes in laboratory animals used for research in the pharmaceutical industry. By eliminating the need for an autopsy, SAMI would greatly improve the humane treatment of laboratory animals while improving efficiency for researchers, reducing cost and accelerate drug development.

Quarterly Financial Highlights (in US dollars)

Revenues. In the first quarter, ART divested itself of its ISIS Division. As a result of this transaction, ART's consolidated earnings and cash flows were restated to only reflect the activities pertaining to the biomedical sector. Because these activities are in the development stage, ART does not currently accrue quarterly revenues.

R&D. R&D expenditures were $1.5 million. The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

SG&A. Selling, general, and administrative expenses decreased $458,000 or 40% to $681,000, compared to $1,139,000 in the corresponding period last year. The decrease in the Company's selling, general, and administrative expenses is mainly due to internal reorganization made during the past months.

Net loss. ART reported a net loss of $1.9 million, or US $0.09 per share, in the second quarter of fiscal 2003 compared to a net loss of $2.7 million, or US $0.13 per share, in the corresponding period last year.

Cash. The company noted that on pro forma basis it had gross cash and cash equivalents of $11.4 million compared to 3.1 million as at April 30, 2002.

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the study of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site, at: www.art.ca.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

New York

Porter Novelli

Howard Zar (hzar@porternovelli.com)

(201) 601-8084

SOURCE

ART Advanced Research Technologies Inc.

Jacques Bédard (jbedard@art.ca)

Senior Vice President, Corporate Services and Chief Financial Officer

Sébastien Gignac (sgignac@art.ca)

Vice President, Corporate Affairs and Secretary

(514) 832-0777

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars )

	October 31, 2002	April 30, 2002
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$134	$681
Term deposits, 1.25% to 2.50%, maturing in Nov. 2002 and April 2003	2,377	191
Commercial papers, 2.80% to 2.86%, maturing in Nov. 2002 and Jan. 2003	1,344	-
Commercial paper, 1.95%, maturing in May 2002	-	16
Commercial papers, 2.15% to 2.35%, maturing from June to August 2002	-	2,224
Accounts receivable	114	188
Government assistance receivable	505	276
Inventories	-	1,067
Prepaid expenses	94	49
	4,568	4,692

Fixed assets	391	455
Other assets
Restricted cash	540	-
Deposits	14	12
Patents	934	956
	1,488	968
	$6,447	$6,115
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,617	$1,501
Income taxes payable	738	-
	2,355	1,501
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants	48,048	48,045
Deficit	(42,866)	(42,309)
Cumulative translation adjustments	(1,090)	(1,122)
	4,092	4,614
	$6,447	$6,115

The accompanying notes are an integral part of the consolidated financial statements.
ART Advanced Research Technologies Inc.
Consolidated Loss and Deficit
(in thousand of U.S. dollars except per share amounts )

	Three months ended		Six months ended

	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	(Unaudited)		(Unaudited)

Net revenue	$-	$-	$-	$-

Operating expenses
Research and development expenses	1,478	1,641	2,298	4,167
Selling, general and administrative expenses	681	1,139	1,346	1,793
Depreciation expense	34	47	67	98
	2,193	2,827	3,711	6,058

Operating loss	(2,193)	(2,827)	(3,711)	(6,058)
Interest expense	-	(1)	-	(2)
Interest income	29	62	38	106
Foreign exchange gain or (loss)	(36)	234	134	236
Loss from continuing operations before tax	(2,200)	(2,532)	(3,539)	(5,718)
Tax saving	275	-	564	-
Loss from continuing operations	(1,925)	(2,532)	(2,975)	(5,718)
Discontinued operation (including the disposal gain
of $4,231) and (net of tax) (note 4)	-	(138)	2,418	(887)
Net loss	$(1,925)	$(2,670)	(557)	(6,605)

Deficit, beginning of year			42,309	30,405
Share issue expenses			-	1,012
Deficit, end of period			$42,866	$38,022

Basic and diluted earnings or (loss) per share

continuing operations	$(0.09)	$(0.12)	$(0.14)	$(0.29)

discontinued operation	$-	$(0.01)	$0.12	$(0.04)

Basic and diluted of net loss per share	$(0.09)	$(0.13)	$(0.02)	$(0.33)

Weighted average number of shares outstanding	20,530,661	20,472,591	20,528,894	19,828,210

Number of shares outstanding, end of period	20,530,661	20,472,591	20,530,661	20,472,591

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars )

	Three months ended		Six months ended

	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	(Unaudited)		(Unaudited)

OPERATING ACTIVITIES
Net loss	$(1,925)	$(2,670)	$(557)	$(6,605)
Non-cash item
Depreciation expense	34	47	67	98
Decrease (increase) in current assets			-
Accounts receivable	(6)	232	62	231
Government assistance receivable	(107)	(82)	(226)	(178)
Inventories	-	(24)	-	(24)
Prepaid expenses	(11)	103	(45)	40
Increase (decrease) in current liabilities			-
Accounts payable and accrued liabilities	(148)	393	105	(574)
Cash flows from continuing operating activities	(2,163)	(2,001)	(594)	(7,012)
Cash flows form discontinued operating activity	(275)	(71)	(3,494)	151
Cash flows from operating activities	(2,438)	(2,072)	(4,088)	(6,861)
INVESTING ACTIVITIES
Decrease (increase) of short-term investments	429	(688)	2,045	5,223
Increase in fixed assets	(14)	(2)	(19)	(84)
Increase in other assets	(28)	(9)	(576)	(231)
Cash flows from continuing investing activities	387	(699)	1,450	4,908
Cash flows from discontinued investing activity	-	-	5,401	93
Cash flows from investing activities	387	(699)	6,851	5,001
FINANCING ACTIVITIES
Decrease (increase) in deferred charges	-	-	-	5
Share issue	-	-	3	9,517
Share issue expenses	-	(25)	-	(1,012)
Cash flows from financing activities	-	(25)	3	8,510

Net increase (decrease) in cash and cash equivalents	(2,051)	(2,796)	2,766	6,650
Effect of foreign currency translation adjustments	67	(289)	6	(334)
Cash and cash equivalents, beginning of year	5,453	9,656	697	255
Cash and cash equivalents, end of period	$3,469	$6,571	$3,469	$6,571

CASH AND CASH EQUIVALENTS
Cash	$134	$50	$134	$50
Term deposits	2,184	4,522	2,184	4,522
Commercial papers	1,151	1,999	1,151	1,999
	$3,469	$6,571	$3,469	$6,571
Supplemental disclosure of cash flows information
Interest paid	$-	$(1)	$-	$(2)
Interest received	$29	$62	$38	$106

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.

Notes to Consolidated Financial Statements

(in thousand of U.S. dollars )

1. Basis of presentation

These interim financial statements as at October 31, 2002 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2. Change in accounting policies

On May 1st, 2002, the company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting fot its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 6.

3. Accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Basic and diluted loss per common share and information pertaining to number of shares

Per share amounts have been computed according to the weighted average number of common shares outstanding for all presented periods. Diluted loss per share is calculated by adjusting outstanding shares, assuming any dilutive effects of options and warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basis and dilutive net loss per share.

The stock options and the share purchase warrants allow to buy 3,118,300 and 3,069,630 common shares were outstanding during the quarters ending on October 31, 2002 and October 31, 2001 respectively. However the stock options and the share purchase warrants weren't included in the calculation of the diluted loss per share since the company is subject to a loss before discontinued operation and their inclusion will have a anti-dilutive effect.

4. Discontinued operation

Our biomedial orientation also led us to reconsider our involvement in the industrial sector. Because of the economic downturn affecting the electronics markets and the lack of sales and distribution infrastructure, the ISIS thermal imaging division has not been able to reach profitability. Consequently, with the Board's approval, we decided to sell the division, given that the technology demonstrated its commercial value. Photon Dynamics Inc., a major player in the electronics industry, acquired ISIS for US$5.5 million at the beginning of fiscal 2003.

Results relating to the discontinued operation are detailed as follows:

	Three months ended		Six months ended

	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	(Unaudited)		(Unaudited)

Sales	$-	$217	$-	$398

Operating earnings or (loss)	$-	$(138)	$2,418	$(887)

Gain on discontinued operation	$-	$-	$4,231	$-

5. Segment information

Following the discontinued industrial operation during the first quarter of the year ended April 30, 2003, only the biomedical segment remain for the operating decision-making and performance assessment.

6. Stock-based compensation plans

As at October 31, 2002, the Company has offered a compensation plan to employees, which is described in the financial statements for the year ended April 30, 2002. During the second quarter, the Company has granted 277,000 stock options for a total of 493,400 for the six months period ended October 31, 2002. The average exercice prices is $1.10 and $1.30 respectively. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss per share would have been reduced to the pro forma amounts indicated in the following table:

		Three months ended	Six months ended
(in thousand of U.S. dollars except per share amounts )		October 31, 2002	October 31, 2002

Net loss	As reported	$(1,925)	$(557)

	Pro-forma	$(1,890)	$(513)

Basic and diluted result per share	As reported	$(0.09)	$(0.02)

	Pro-forma	$(0.09)	$(0.02)

To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

The pro forma effect on net loss of the period is not representative of the pro forma effect on net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to April 30, 2003

The fair value of the stock options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

Expected dividend yield	None

Expected volatility	70%

Risk-free interest rate for the 1st quarter	4.74%
Risk-free interest rate for the 2nd quarter	4.72%

Expected life	7 years

The fair value of stock options granted during the second quarter and the six months period ended October 31, 2002 was $0.77 and $0.91 respectively.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded stock options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded stock options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, in management's opinion, the existing option-pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

7. Subsequent events

ART has concluded private placements totalling US $7.5 million which has been established as follows:

OppenheimerFunds and Mr. Serge Huot for US $2.5 millions and US $2.0 million respectively,on November 8, 2002;

and General Electric Company of US $3.0 million, on November 15, 2002.